SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-C

Report by Issuer of Securities Quoted on NASDAQ
Interdealer Quotation System
Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-176 or 15d-17 thereunder

SYNAPTIX SYSTEMS CORPORATION
(Exact name of issuer as specified in its Charter)

2450 South Shore Boulevard, Suite 210,
           League City, Texas 77573

Issuer's telephone number, including area code:   (281) 334-0708

I.   CHANGE IN NUMBER OF SHARES AUTHORIZED

     Indicate any change (increase or decrease) of 5% or more in the number of shares authorized:

     1.   Title of security: $.00005 par value common stock

     2.   Number of shares authorized before the change: 526,000,000

     3.   Number of shares authorized after the change: 25,000,000

     4.   Effective date of change: Close of business on January 10, 1997

     5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of treasury stock, etc.) Reverse Split

     6. Give brief description of transaction: The Issuer effected a one-for-sixty reverse split of all issued and outstanding shares of Common Stock; changed the par value of the Common Stock from $.00005 to $.003 per share; and reduced the number of authorized shares of Common Stock from Five Hundred Thirty-six Million to Twenty Five Million.



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II.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security: $.00005 par value common stock

     2.   Number of shares outstanding before the change: 81,185,744

     3.   Number of shares outstanding after the change: 1,353,097
                                                        ---------------

     4.   Effective date of change: Close of business on January 10, 1997

     5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of treasury stock, etc.) Reverse Split

     6. Give brief description of transaction: The Issuer effected a reverse stock split whereby each 60 shares of the Corporation's Common Stock, $.00005 par value, issued and outstanding prior to the reverse stock split would be reclassified, split and converted into one share of Common Stock, $.003 par value. The holder of 61 or more old shares up to a total of 120 old shares, prior to the effective time of this transaction, would receive two (2) new shares as a result of the reverse split.

III. CHANGE IN NAME OF ISSUER

     1.   Name prior to change: Basic Natural Resources, Inc.

     2.   Name after change: Synaptix Systems Corporation

     3.   Effective date of charter amendment changing name: April 9, 1997

     4.   Date of shareholder approval of change, if required January 10, 1997



Date:   May 2, 1997          /s/ Alan W. Harvey
       --------------        -------------------
                             Alan W. Harvey, President and Chief
                             Executive Officer


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